SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 4 2008
DIVISION OF MARKET REGULATION

SECURITII
08030492

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16555

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D. L. Baker & Co., Incorporated dba Baker & Co., Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19111 Detroit Road, Suite 100
(No. and Street)

Rocky River (City) Ohio (State) 44116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Melissa J. Henahan (216)-696-0167
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maloney & Novotny LLC.
(Name – *if individual, state last, first, middle name*)

1300 East 9th Street, Suite 1850 (Address) Cleveland (City) Ohio (State) 44114 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Melissa J. Henahan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D. L. Baker & Co., Incorporated dba Baker & Co., Incorporated, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

NOTARY
MY CO.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

DECEMBER 31, 2007

D.L. BAKER & CO., INCORPORATED

CONTENTS

Maloney+Novotny LLC
1300 East 9th Street | Suite 1850 | Cleveland, Ohio 44114
P 216.363.0100 F 216.363.0500 w maloneynovotny.com

To the Shareholders
D.L. Baker & Co., Incorporated
Cleveland, Ohio

Independent Auditors' Report

We have audited the accompanying statement of financial condition of D.L. Baker & Co., Incorporated (dba Baker & Co., Incorporated) as of December 31, 2007, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of D.L. Baker & Co., Incorporated as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America..

Cleveland, Ohio
February 25, 2008

Maloney + Novotny LLC

Business Advisors and Certified Public Accountants
Cleveland | Canton | Elyria

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS	
Cash and cash equivalents	$ 16,610
Restricted cash	50,000
Receivables from clearing broker	82,080
Marketable securities owned - at market value	5,098,647
NYSE Group shares - restricted - net	2,230,210
Furniture and equipment at cost, less accumulated depreciation of $81,531	34,667
Total assets	$7,512,214
LIABILITIES AND SHAREHOLDERS' EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 100,984
Commitments and contingencies	-
SHAREHOLDERS' EQUITY	
Common stock, without par value Authorized – 500 shares Issued and outstanding – 204 shares	1,020
Additional paid-in-capital	394,494
Retained earnings	7,015,716
Total shareholders' equity	7,411,230
Total liabilities and shareholders' equity	$7,512,214

The accompanying notes are an integral part of these financial statements.

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

STATEMENT OF INCOME

Year Ended December 31, 2007

REVENUES		
Commissions	$ 997,061	
Interest and dividends	338,194	
Trading losses - net	(120,804)	
Other income - net	36,238	$1,250,689
EXPENSES		
Commissions, employee compensation and benefits	798,635	
Promotion and advertising	3,831	
Clearing fees	214,436	
Occupancy	154,226	
Communications and data processing	137,880	
Professional fees	18,562	
Exchange fees	5,836	
Other expenses	171,433	1,504,839
NET LOSS		$ (254,150)

The accompanying notes are an integral part of these financial statements.

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Year Ended December 31, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE – JANUARY 1, 2007	$ 1,020	$ 394,494	$7,799,246	$8,194,760
NET LOSS	-	-	(254,150)	(254,150)
DISTRIBUTIONS	-	-	(529,380)	(529,380)
BALANCE – DECEMBER 31, 2007	$ 1,020	$ 394,494	$7,015,716	$7,411,230

The accompanying notes are an integral part of these financial statements.

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

STATEMENT OF CASH FLOWS

Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss		$(254,150)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	$ 9,384	
Increase in cash resulting from changes in operating assets and liabilities:		
Receivables from clearing broker	8,028	
Marketable securities owned	741,447	
Accounts payable and accrued expenses	42,016	
Total adjustments		800,875
Net cash provided by operating activities		546,725
CASH USED IN INVESTING ACTIVITIES		
Acquisition of furniture and equipment		(2,612)
CASH USED IN FINANCING ACTIVITIES		
Distributions to shareholders		(529,380)
NET INCREASE IN CASH AND CASH EQUIVALENTS		14,733
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR		1,877
CASH AND CASH EQUIVALENTS – END OF YEAR		$ 16,610

The accompanying notes are an integral part of these financial statements.

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION

D.L. Baker & Co., Incorporated, dba Baker & Co., Incorporated (the Company) is a registered broker/dealer under the Securities Exchange Act of 1934. The Company does not carry customer accounts or securities; it operates as an introducing broker on a fully disclosed basis with an unrelated clearing firm. The Company is registered with the Securities and Exchange Commission (SEC) and all fifty states of the United States of America and the District of Columbia, and is a member of the New York Stock Exchange (NYSE) and the National Association of Securities Dealers, Inc. (NASD).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Accounting Estimates – Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

B. Cash and Cash Equivalents – Cash and cash equivalents consist of cash and money market funds. At December 31, 2007, $50,000 of the Company's cash balance is associated with a good faith deposit at its principal clearing broker and is, therefore, restricted as to use.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

C. Furniture and Equipment – Furniture and equipment are capitalized and depreciated using the straight-line method of depreciation for financial reporting purposes using estimated useful lives of five to ten years.

D. Income Taxes – The Company's shareholders have consented to the Company's election to be taxed as an S corporation under the provisions of Section 1362(a) of the Internal Revenue Code, which provide for the Company's income to be taxed directly to its shareholders.

E. Commissions – Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

F. Advertising Costs – Advertising and sales promotion costs are expensed as incurred. Advertising expense totaled $3,831 in 2007.

G. Securities Transactions – Proprietary securities transactions in regular-way trades are recorded at market value on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

G. Securities Transactions (Continued)

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

H. Concentration of Credit Risk – The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

I. Receivables and Credit Policies – Receivables from clearing broker are uncollateralized clearing broker obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

Receivables from clearing broker, net of trading costs, are stated at the amount billed. Payments of receivables are allocated to the specific transactions identified on the clearing broker statement or, if unspecified, are applied to the earliest unpaid amounts.

Management individually reviews all receivable balances that exceed 30 days from the invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. In the opinion of management, at December 31, 2007, all receivables were considered collectible and no allowance was necessary.

J. Marketable Securities Owned – Marketable securities owned consist primarily of equities and are classified as trading securities as defined by Statement of Financial Accounting Standards (SFAS) No. 115. In accordance with SFAS No. 115, these securities are reported at market value (as quoted on established markets) with unrealized gains and losses reported in operations in the year in which they occur. Net unrealized losses on investments of $(809,741) are included in trading losses - net in the statement of income. Shares in NYSE Group comprised approximately 78% of the Company's total investments as of December 31, 2007.

In September 2006, FASB issued SFAS No. 157, *Fair Value Measurements*. This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosure about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

J. Marketable Securities Owned (Continued)

The changes to current accounting principles generally accepted in the United States of America from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosure about fair value measurements. Management is currently evaluating the impact the adoption of SFAS 157 will have on the financial statements.

NOTE 3. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2007, the Company had net capital of $3,775,140, which was $3,675,140 in excess of the minimum requirements.

In addition to the minimum net capital provisions, rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital of not more than 15 to 1. At December 31, 2007, the ratio was .03 to 1.

NOTE 4. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and is, therefore, exempt from the requirements of rule 15c3-3.

NOTE 5. EMPLOYEE BENEFIT PLAN

Profit Sharing Plan

Substantially all of the Company's employees are covered under a qualified plan pursuant to Section 401(k) of the Internal Revenue Code. Under provisions of the plan, the Board of Directors can elect to make a discretionary contribution. The Board of Directors authorized contributions totaling $30,000 for 2007.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space in Rocky River, Ohio, and Sarasota, Florida. Terms of the lease of the Rocky River office are for five years, expiring September 30, 2009, with the option to renew for one five-year renewal term. Terms of the lease of the Sarasota office are for five years, expiring December 20, 2009, with an option to renew for another five years. The Company closed the Sarasota office during 2006 and subleased the space until April 2007.

Rental expense for all operating leases, including month-to-month leases, net of sublease income of $8,759, amounted to $86,978 for the year ended December 31, 2007. Minimum commitments under operating leases as of December 31, 2007 are as follows:

2008	$ 86,500
2009	87,700
	$174,200

During 2007, the sublessee vacated the Sarasota office and the Company currently does not use the space. Accordingly, the Company has accrued the future rental payments and common area maintenance charges related to the Sarasota office lease, in the amount of $57,800, as of December 31, 2007.

Contingency

The Company is currently undergoing an audit by the State of New York for potential back income taxes. The audit is in the preliminary stages. The Company does not believe that the outcome of the audit will have a material adverse effect on the Company's financial position.

Clearing Agreement

Under the terms of the Company's agreement with its clearing firm, the Company has ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account. In the opinion of management, the ultimate settlement of these matters will have no material adverse effect on the financial position of the Company.

NOTE 7. NYSE GROUP SHARES - RESTRICTED

The Company was formerly a member of the New York Stock Exchange, Inc. On March 8, 2006, the New York Stock Exchange, Inc. merged with Archipelago Holdings to form NYSE Group. In the merger, the Company received 84,699 shares of NYSE Group common stock in exchange for its interest in its New York Stock Exchange membership seat. The shares are subject to transfer restrictions that expire over a three-year period ending March 7, 2009.

During 2007, the restrictions lapsed on 53,424 shares. The restrictions on the remaining 28,233 will lapse as of March 7, 2009. The restricted shares are valued at market and have been subjected to a valuation allowance, based on this restriction.

1300 East 9th Street | Suite 1850 | Cleveland, Ohio 44114
P 216.363.0100 F 216.363.0500 W maloneynovotny.com

Maloney+Novotny LLC

To the Shareholders
D.L. Baker & Co., Incorporated
Cleveland, Ohio

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cleveland, Ohio
February 25, 2008

Maloney + Novotny LLC

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

NET CAPITAL		
Total shareholders' equity from statement of financial condition		$7,411,230
Less: Non-allowable assets		
Commission receivable - unsecured and 12b(1) fees	$ 1,686	
NYSE Group shares	2,230,210	
Furniture and equipment - net of accumulated depreciation	34,667	2,266,563
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		5,144,667
Haircuts on securities		1,369,527
NET CAPITAL		$3,775,140
ACCOUNTS PAYABLE AND ACCRUED EXPENSES		$ 100,984
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6 2/3% OF AGGREGATE INDEBTEDNESS		$ 6,732
MINIMUM REQUIRED NET CAPITAL		$ 100,000
NET CAPITAL REQUIREMENT		$ 100,000
EXCESS NET CAPITAL		$3,675,140
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.03 to 1

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

December 31, 2007

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2007)

Net capital, as reported in Company's Part II (unaudited) Focus report		$4,179,014
Additional haircuts on securities	$ (345,306)	
Audit adjustment to accrue additional rent	(58,568)	(403,874)
Net capital, as adjusted		$3,775,140

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

SCHEDULES II AND III - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under rule 15c3-3" and "Information Relating to Possession or Control Requirements Under rule 15c3-3" as it meets the exemptive provisions of rule 15c3-3, under Section (k)(2)(ii) of the rule.

1300 East 9th Street | Suite 1850 | Cleveland, Ohio 44114
P 216.363.0100 F 216.363.0500 W maloneynovotny.com

Maloney+Novotny LLC

To the Shareholders
D.L. Baker & Co., Incorporated
Cleveland, Ohio

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of D.L. Baker & Co., Incorporated (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Business Advisors and Certified Public Accountants
Cleveland | Canton | Elyria

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Maloney + Novotny LLC

Cleveland, Ohio
February 25, 2008

END